PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
Dated November 25, 2015


Optimization

HSBC USA Inc. Trigger Phoenix Autocallable Optimization Securities

$3,505,600 Securities Linked to the Energy Select Sector SPDR® Fund due on November 30, 2017

Investment Description

These Trigger Phoenix Autocallable Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the Energy Select Sector SPDR® Fund (the ''Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a quarterly Contingent Coupon if the Official Closing Price of the Index Fund on the applicable quarterly Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter. HSBC will automatically call the Securities if the Official Closing Price of the Index Fund on any Observation Date, commencing on the Observation Date falling on February 25, 2016, is equal to or greater than the Initial Price. If the Securities are called, HSBC will pay you the Principal Amount of your Securities plus the Contingent Coupon for that quarter, and no further amounts will be owed to you under the Securities. If the Securities are not called prior to maturity and the Final Price of the Index Fund is equal to or greater than the Trigger Price (which is the same price as the Coupon Barrier), HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Securities plus the Contingent Coupon for the final quarter. If the Final Price of the Index Fund is less than the Trigger Price, HSBC will pay you less than the full Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative performance of the Index Fund over the term of the Securities, and you may lose up to 100% of your Principal Amount.

Investing in the Securities involves significant risks. HSBC may not pay any Contingent Coupons on the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment. Generally, a higher contingent coupon rate is indicative of a greater risk of loss.

Features

❑ **Contingent Coupon**: HSBC will pay a quarterly Contingent Coupon payment if the Official Closing Price of the Index Fund on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter.

❑ **Automatically Callable:** HSBC will automatically call the Securities and pay you the Principal Amount of your Securities plus the Contingent Coupon otherwise due for that quarter if the Official Closing Price of the Index Fund on any quarterly Observation Date, commencing on the Observation Date falling on February 25, 2016, is equal to or greater than the Initial Price. If the Securities are not called, investors will potentially lose a portion of their principal amount at maturity.

❑ **Contingent Repayment of Principal Amount at Maturity:** If the Securities have not been previously called and the Official Closing Price of the Index Fund is not less than the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Security at maturity plus the Contingent Coupon for the final quarter. If the Official Closing Price of the Index Fund on the Final Valuation Date is less than the Trigger Price, HSBC will pay a cash amount that is less than the Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the decline in the Official Closing Price of the Index Fund from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	November 25, 2015
Settlement Date	November 30, 2015
Observation Dates[1]	Quarterly, callable commencing on February 25, 2016
Final Valuation Date[1]	November 24, 2017
Maturity Date[1]	November 30, 2017

[1] See page 4 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Initial Price, Contingent Coupon Rate, Trigger Price and Coupon Barrier are set forth below.

Index Fund	Contingent Coupon Rate	Initial Price	Trigger Price*	Coupon Barrier*	CUSIP	ISIN
The Energy Select Sector SPDR® Fund ("XLE")	9.50% per annum	$68.26	$51.20, which is 75.00% of the Initial Price, rounded to two decimal places	$51.20, which is 75.00% of the Initial Price, rounded to two decimal places	40434K453	US40434K4537

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying ETF Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is $9.715 per Security, which is less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per Security	$10.00	$0.15	$9.85
Total	$3,505,600.00	$52,584.00	$3,453,016.00

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Securities:

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Additional Information About HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of Securities linked to the Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

- ♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

- ♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have similar downside market risk as the Index Fund.

- ♦ You believe the Official Closing Price will be equal to or greater than the Coupon Barrier on the specified Observation Dates and equal to or greater than the Trigger Price on the Final Valuation Date.

- ♦ You understand and accept that you will not participate in any appreciation in the price of the Index Fund, and your potential return is limited to the Contingent Coupon payments.

- ♦ You are willing to invest in the Securities based on the Contingent Coupon Rate set forth on the cover hereof.

- ♦ You are willing to hold Securities that may be automatically called on the earliest Observation Date, beginning February 25, 2016, on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise willing to hold the Securities to maturity, and do not seek an investment for which there is an active secondary market.

- ♦ You seek an investment with returns based on the performance of companies in the energy sector.

- ♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- ♦ You are willing to forgo dividends paid on the Index Fund or the stocks included in the Index Fund and do not seek guaranteed current income from your investment.

- ♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

- ♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

- ♦ You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Coupon Barrier on the specified Observation Dates and below the Trigger Price on the Final Valuation Date.

- ♦ You seek an investment that is designed to return your full Principal Amount at maturity.

- ♦ You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have similar downside market risk as the Index Fund.

- ♦ You seek an investment that participates in the full appreciation in the price of the Index Fund or that has unlimited return potential.

- ♦ You are unwilling to invest in the Securities based on the Contingent Coupon Rate set forth on the cover hereof.

- ♦ You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date, beginning February 25, 2016, on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise unable or unwilling to hold the Securities to maturity, and seek an investment for which there will be an active secondary market.

- ♦ You prefer to receive the dividends paid on the Index Fund or the stocks included in the Index Fund and seek guaranteed current income from your investment.

- ♦ You do not seek an investment with returns based on the performance of companies in the energy sector.

- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payments on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-1 of both the ETF Underlying Supplement and the prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	2 years, unless earlier called.
Trade Date	November 25, 2015
Settlement Date	November 30, 2015
Final Valuation Date[1]	November 24, 2017, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	November 30, 2017, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Index Fund	The Energy Select Sector SPDR® Fund (Ticker: XLE)
Automatic Call Feature	The Securities will be automatically called if the Official Closing Price of the Index Fund on any Observation Date, commencing on the Observation Date falling on February 25, 2016, is equal to or greater than the Initial Price.
	If the Securities are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the "Call Settlement Date") a cash payment per Security equal to your Principal Amount plus the Contingent Coupon otherwise due on that date. No further amounts will be owed to you under the Securities.
Coupon Payment Dates	Two business days following the applicable Observation Date, except that as to the final Observation Date, the Coupon Payment Date will be the Maturity Date. The expected Observation Dates and Coupon Payment Dates are set forth in the table below.
Contingent Coupon Rate	9.50% per annum
Contingent Coupon	**If the Official Closing Price of the Index Fund is equal to or greater than the Coupon Barrier on any Observation Date**, HSBC will pay you the Contingent Coupon applicable to that Observation Date.
	If the Official Closing Price of the Index Fund is less than the Coupon Barrier on any Observation Date, the Contingent Coupon applicable to that Observation Date will not accrue or be payable, and HSBC will not make any payment to you on the relevant Coupon Payment Date.
	The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate. The following table sets forth the Contingent Coupon amount that would be payable for each Observation Date on which the Official Closing Price of the Index Fund is greater than or equal to the Coupon Barrier.

Contingent Coupon (per Quarter per Security)

Observation Dates[1]	Coupon Payment Dates	Contingent Coupon
February 25, 2016	February 29, 2016	$0.2375
May 25, 2016	May 27, 2016	$0.2375
August 25, 2016	August 30, 2016	$0.2375
November 28, 2016	November 30, 2016	$0.2375
February 24, 2017	February 28, 2017	$0.2375
May 25, 2017	May 30, 2017	$0.2375
August 25, 2017	August 30, 2017	$0.2375
November 24, 2017	November 30, 2017	$0.2375

Contingent Coupon payments on the Securities are not guaranteed. HSBC will not pay you the Contingent Coupon for any Observation Date on which the Official Closing Price of the Index Fund is less than the Coupon Barrier.

[1] The Observation Dates, including the Final Valuation Date and therefore the Coupon Payment Dates and the Maturity Date, are subject to postponement if a Market Disruption Event occurs.

Payment at Maturity (per $10 Security)[2]	**If the Securities are not called, you will receive a payment on the Maturity Date calculated as follows:**
	If the Final Price is equal to or greater than the Trigger Price (and Coupon Barrier), HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities, plus the Contingent Coupon otherwise due on the Maturity Date.
	If the Final Price of the Index Fund is less than the Trigger Price, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to:
	$10 × (1 + Underlying Return).
	In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price, and you will lose some or all of your Principal Amount.
Underlying Return	$$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$
Trigger Price	$51.20, which is 75.00% of the Initial Price (rounded to two decimal places).
Coupon Barrier	$51.20, which is 75.00% of the Initial Price (rounded to two decimal places).
Initial Price	$68.26, which was the Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "XLE UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or on any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value	The Estimated Initial Value of the Securities is less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value was calculated on the Trade Date and is set forth on the cover page of this pricing supplement. See "Key Risks — The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

Investment Timeline



Trade Date

The Initial Price is observed and the Contingent Coupon Rate, Trigger Price and Coupon Barrier were determined.



Quarterly (Callable Beginning February 25, 2016)

If the Official Closing Price of the Index Fund is equal to or greater than the Coupon Barrier on any Observation Date, HSBC will pay you a Contingent Coupon on the applicable Coupon Payment Date.

The Securities will automatically be called if the Official Closing Price of the Index Fund on any Observation Date, commencing on February 25, 2016, is equal to or greater than the Initial Price.

If the Securities are called, HSBC will pay you a cash payment per Security equal to $10.00, plus the Contingent Coupon otherwise due on that date.



Maturity Date

The Final Price and Underlying Return are determined on the Final Valuation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price (and the Coupon Barrier), HSBC will repay the Principal Amount equal to $10.00 per Security, plus the Contingent Coupon otherwise due on the Maturity Date.

If the Securities have not been called and the Final Price is below the Trigger Price, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount, if anything, resulting in a loss of principal proportionate to the decline of the Index Fund, equal to a return of:

$10 × (1 + Underlying Return) per Security

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[2] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities. If the Securities are not called, HSBC will only pay you the Principal Amount of your Securities (plus the final Contingent Coupon) in cash if the Final Price is greater than or equal to the Trigger Price, and will only make that payment at maturity. If the Securities are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the price of the Index Fund at that time is above the Trigger Price.

♦ **The Securities Are Subject to the Credit Risk of the Issuer –** The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **You May Not Receive any Contingent Coupons** – HSBC will not necessarily make periodic coupon payments on the Securities. If the Official Closing Price of the Index Fund on an Observation Date is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to that Observation Date. If the Official Closing Price of the Index Fund is less than the Coupon Barrier on each of the Observation Dates, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Securities. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Securities.

♦ **The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We determined the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** – The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk –** If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. Because the Securities may be called as early as three months after issuance, you should be prepared in the event the Securities are called early.

♦ **Higher Contingent Coupon Rates Are Generally Associated with a Greater Risk of Loss** — Greater expected volatility with respect to the Index Fund reflects a higher expectation as of the Trade Date that the Official Closing Price of the Index Fund could be below the Coupon Barrier on each Observation Date, and below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate for that Security. However, while the Contingent Coupon Rate is a fixed percentage, the Index Fund's volatility can change significantly over the term of the Securities. The price of the Index Fund could fall sharply, which could result in a significant loss of principal, and the non-payment of one or more Contingent Coupons.

♦ **Limited Return on the Securities –** The return potential of the Securities is limited to the Contingent Coupon Rate regardless of any appreciation of the Index Fund. In addition, your total return on the Securities will vary based on the number of Observation Dates for which the Contingent Coupons are payable and may be less than the Contingent Coupon Rate, or even zero. Further, the return potential of the Securities is limited by the automatic call feature in that you will not receive any further payments after the Securities are called. Your Securities could be called as early as February 25, 2016, and your return could be minimal. If the Securities are not called, you may be exposed to the decline in the price of the Index Fund even though you cannot participate in any potential appreciation in the price of the Index Fund. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the Index Fund.

♦ **No Assurance that the Return Strategy of the Securities Will Be Successful -** While the Securities are structured to provide Contingent Coupons as long as the Index Fund does not decline below the Coupon Barrier (as measured by the Official Closing Price on the Observation Dates), we cannot assure you of the economic environment during the term of the Securities, or at maturity. As a result, you may not receive a Contingent Coupon on any Coupon Payment Date, and you may lose some or all of your initial investment in the Securities.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of HSBC's affiliates may offer to purchase the Securities in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Securities, and therefore you may have to sell your Securities at a significant discount.

♦ **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Included in the Index Fund** – The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or the stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Index Fund or the stocks included in the Index Fund would have. Furthermore, the Index Fund or the stocks included in the Index Fund may appreciate substantially during the term of your Securities, and you will not participate in such appreciation.

♦ **An Index Fund and its Underlying Index Are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Index Fund is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **Risks Associated with the Energy Sector** — The XLE invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the XLE.

♦ **Risks Associated with Concentration of Investment in a Particular Sector** — The equity securities held by the XLE are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

♦ **The Performance and Market Value of the Index Fund During Periods of Market Volatility May Not Correlate with the Performance of the Underlying Index as well as the Net Asset Value Per Share of the Index Fund** — During periods of market volatility, securities underlying the Index Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Index Fund and the liquidity of the Index Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Index Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Index Fund. As a result, under these circumstances, the market value of shares of the Index Fund may vary substantially from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the underlying index as well as the net asset value per share of the Index Fund, which could materially and adversely affect the value of the Securities in the secondary market and/or reduce your payment at maturity.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Index Fund, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the Index Fund or in futures, options, exchange-traded funds or other derivative products on the Index Fund, may adversely affect the market price of the Index Fund, and, therefore, the market value of your Securities.

♦ **Potential Conflicts of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks held by the Index Fund, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Securities. HSBC, as the Calculation Agent, will determine on each applicable Observation Date whether the Contingent Coupon is to be paid, and whether the Securities are to be called, based on the Official Closing Price of the Index Fund. The Calculation Agent can postpone the determination of the Official Closing Price on an Observation Date and the corresponding Coupon Payment Date or Call Settlement Date, as applicable, if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; the dividend rate paid on the Index Fund; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at any Time Other Than on the Observation Dates, Including the Final Valuation Date** – The return on the Securities will be based on the Official Closing Price of the Index Fund on the Observation Dates, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Index Fund appreciates prior to the applicable Observation Date but then drops on that day to a price that is less than the Initial Price or Coupon Barrier, the Securities will not be called, the Contingent Coupon may not be payable, and the return on the Securities will be less, and may be significantly less, than it would have been had the Securities been linked to the price of the Index Fund prior to such decrease. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Official Closing Price of the Index Fund on any Observation Date, the return on the Securities will be based solely on the Official Closing Price of the Index Fund on the applicable Observation Dates, including the Final Valuation Date.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as contingent income-bearing pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as contingent income-bearing pre-paid executory contracts.

In addition, the Securities are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Securities to any such investor. If, however, a Security is transferred to a non-U.S. holder (as defined in the accompanying prospectus supplement) in the secondary market, because the tax treatment of the Contingent Coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to any Contingent Coupon, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States. HSBC will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What Are the Tax Consequences of the Securities?" on page 10 of this pricing supplement and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to its Initial Price. We cannot predict the Final Price or the Official Closing Price on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity or upon earlier automatic call per $10.00 Security, based on the following assumptions (the actual Initial Price, Coupon Barrier and Trigger Price for the Securities are set forth on the cover page of this pricing supplement):

Investment term:	2 years (unless earlier called)
Hypothetical Initial Price:	$70.00
Contingent Coupon Rate:	9.50% per annum (or 2.375% per quarter)
Contingent Coupon:	$0.2375 per quarter
Observation Dates:	Quarterly (callable commencing on February 5, 2016)
Hypothetical Coupon Barrier:	$52.50 (75% of the Initial Price)
Hypothetical Trigger Price:	$52.50 (75% of the Initial Price)

Example 1 — Securities are Called on the First Observation Date

Date	Official Closing Price	Payment (per Security)
First Observation Date	$72.00 (at or above Coupon Barrier and Initial Price)	$10.2375 (Settlement Amount)

Total Payment: $10.2375 (2.375% return)

Since the Securities are called on the first Observation Date, HSBC will pay you on the Call Settlement Date a total of $10.2375 per Security, reflecting your Principal Amount plus the applicable Contingent Coupon, for a total return of 2.375% on the Securities. No further amount will be owed to you under the Securities.

Example 2 — Securities are NOT Called and the Final Price of the Index Fund is at or above the Trigger Price (and Coupon Barrier)

Date	Official Closing Price	Payment (per Security)
First Observation Date	$64.00 (at or above Coupon Barrier; below Initial Price)	$0.2375 (Contingent Coupon)
Second Observation Date	$58.00 (at or above Coupon Barrier; below Initial Price)	$0.2375 (Contingent Coupon)
Third through Seventh Observation Date	Various (below Coupon Barrier; below Initial Price)	$0.00
Final Valuation Date	$59.00 (at or above Coupon Barrier; below Initial Price)	$10.2375 (Payment at Maturity)

Total Payment: $10.7125 (7.125% return)

At maturity, HSBC will pay you a total of $10.2375 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payments of $0.2375 received in respect of the prior Observation Dates, HSBC will have paid you a total of $10.7125 per Security, for a total return of 7.125% on the Securities.

Example 3 — Securities are NOT Called and the Final Price of the Index Fund is below the Trigger Price (and Coupon Barrier)

Date	Official Closing Price	Payment (per Security)
First Observation Date	$62.00 (at or above Coupon Barrier; below Initial Price)	$0.2375 (Contingent Coupon)
Second Observation Date	$68.00 (at or above Coupon Barrier; below Initial Price)	$0.2375 (Contingent Coupon)
Third through Seventh Observation Date	Various (below Coupon Barrier; below Initial Price)	$0.00
Final Valuation Date	$35.00 (below Trigger Price and Coupon Barrier)	$10.00 × (1 + Underlying Return) = $10.00 × (1 + -50%) = $10.00 - $5.00 = $5.00 (Payment at Maturity)

Total Payment $5.475 (-45.25% return)

Since the Securities are not called and the Final Price of the Index Fund is below the Trigger Price, HSBC will pay you at maturity $5.00 per Security. When added to the Contingent Coupon payments of $0.475 received in respect of the prior Observation Dates, HSBC will have paid you $5.475 per Security, for a loss on the Securities of 45.25%. The Payment at Maturity is based on the percentage decline in the price of the Index Fund.

.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as contingent income-bearing pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Security. Any such gain or loss will be long-term capital gain or loss if you have held the Security for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Security generally will equal your cost of the Security. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, HSBC intends to treat any Contingent Coupon paid by HSBC, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as contingent income-bearing pre-paid executory contracts.

The Securities are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Securities to any such investor. If, however, a Security is transferred to a non-U.S. holder in the secondary market, because the tax treatment of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty), unless the income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a non-U.S. holder of the Securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from withholding under, an applicable tax treaty. If you are a non-U.S. holder, you should consult your tax advisers regarding the tax treatment of the Securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Index Fund, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, is or becomes a PFIC or USRPHC.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Securities issued before January 1, 2016. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Securities will only apply to payments made after December 31, 2018.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the Index Fund

The Index Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index seeks to represent the energy sector of the S&P 500® Index. The Energy Select Sector Index includes companies in the following industries: oil, gas and consumable fuels, and energy equipment and services.

For more information about the Index Fund, see "The Energy Select Sector SPDR® Fund" beginning on page S-8 of the accompanying ETF Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from January 1, 2008 through November 25, 2015. The closing price for the Index Fund on November 25, 2015 was $68.26. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. ***PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.***



Source: Bloomberg

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	$80.74	$62.97	$73.80
4/1/2008	6/30/2008	$91.42	$73.35	$88.36
7/1/2008	9/30/2008	$90.15	$59.13	$63.77
10/1/2008	12/31/2008	$63.43	$38.85	$47.84
1/2/2009	3/31/2009	$53.18	$37.40	$42.46
4/1/2009	6/30/2009	$54.82	$41.48	$48.07
7/1/2009	9/30/2009	$56.28	$43.66	$53.92
10/1/2009	12/31/2009	$60.56	$51.34	$57.01
1/2/2010	3/31/2010	$60.87	$52.68	$57.52
4/1/2010	6/30/2010	$62.29	$49.58	$49.68
7/1/2010	9/30/2010	$56.75	$48.56	$56.06
10/1/2010	12/31/2010	$68.49	$55.68	$68.25
1/2/2011	3/31/2011	$80.96	$67.50	$79.81
4/2/2011	6/30/2011	$80.89	$70.45	$75.35
7/1/2011	9/30/2011	$79.97	$57.96	$58.59
10/3/2011	12/30/2011	$73.19	$54.26	$69.13
1/2/2012	3/30/2012	$76.49	$68.75	$71.73
4/2/2012	6/29/2012	$72.99	$61.11	$66.37
7/2/2012	9/28/2012	$77.35	$64.64	$73.48
10/1/2012	12/31/2012	$75.19	$67.78	$71.44
1/2/2013	3/31/2013	$80.13	$72.00	$79.32
4/1/2013	6/30/2013	$83.95	$73.53	$78.36
7/1/2013	9/30/2013	$85.74	$78.35	$82.88
10/1/2013	12/31/2013	$88.53	$81.33	$88.51
1/1/2014	3/31/2014	$89.59	$81.78	$89.06
4/1/2014	6/30/2014	$101.51	$88.24	$100.10
7/1/2014	9/30/2014	$100.96	$90.06	$90.62
10/1/2014	12/31/2014	$91.05	$72.51	$79.16
1/1/2015	3/31/2015	$82.42	$71.70	$77.58
4/1/2015	6/30/2015	$83.65	$74.58	$75.16
7/1/2015	9/30/2015	$75.32	$58.74	$61.20
10/1/2015*	11/25/2015*	$71.93	$60.28	$68.26

* This pricing supplement includes, for the fourth calendar quarter of 2015, data for the period from October 1, 2015 through November 25, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Price and if a Contingent Coupon is payable. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover page of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.